

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2021

Steven Cabouli
Chief Executive Officer
iWallet Corp
401 Ryland St., Ste. 200A
Reno, Nevada 89502

> **Re: iWallet Corp**
> **Amendment No. 1 to Form 10-12G**
> **Filed November 4, 2021**
> **File No. 000-56347**

Dear Mr. Cabouli:

We issued comments to you on the above captioned filing on November 18, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 22, 2021.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Erin Donahue at 202-551-6001 or Sherry Haywood at 202-551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing